Filed by Abington Bancorp, Inc.

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                       Subject Company: Abington Bancorp, Inc.
                                       Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Abington have filed a registration statement on Form S-4/A containing a proxy statement/prospectus concerning the merger with the Securities and Exchange Commission on February 17, 2004. The proxy statement/prospectus was mailed to stockholders of Abington on or about February 20, 2004 and the proxy statement/prospectus supplement on or about March 15, 2004. Investors are urged to read the registration statement and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PRESS RELEASE ANNOUNCING STOCKHOLDERS OF ABINGTON BANCORP, INC. APPROVED AN AGREEMENT AND PLAN OF MERGER, WHICH WAS ISSUED ON MARCH 25, 2004.

Abington Bancorp, Inc. Announces Results of Special Stockholders' Meeting


    ABINGTON, Mass.--(BUSINESS WIRE)--March 25, 2004--Abington Bancorp, Inc. (NASDAQ NMS: ABBK), parent company of Abington Savings Bank, announced today that its stockholders approved an agreement and plan of merger pursuant to which Seacoast Financial Services Corporation (NASDAQ NMS: SCFS) will acquire Abington through the merger of Abington with a wholly owned subsidiary of Seacoast. The agreement was approved at a special meeting of the stockholders of Abington held today. The transaction is expected to be completed during the second quarter of 2004, subject to approval by regulators of both companies.
    Seacoast mailed to Abington stockholders yesterday an election form and transmittal materials for Abington stockholders to elect whether to receive shares of Seacoast stock, cash or a combination of stock and cash in exchange for their shares of Abington stock, subject to allocation and proration procedures set forth in the agreement and plan of merger. The deadline for returning these election materials is April 22, 2004.
    In accordance with the agreement and plan of merger, Abington will coordinate the timing of its next quarterly dividend with that of Seacoast's.
    Seacoast and Abington filed a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission on February 17, 2004. The proxy statement/prospectus was mailed to stockholders of Abington on or about February 20, 2004 and the proxy statement/prospectus supplement on or about March 15, 2004. Investors are urged to read the registration statement and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc. 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

    About Abington Bancorp

    Abington Bancorp, Inc. is a one-bank holding company for Abington Savings Bank. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Boston (Dorchester), Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph, Weymouth and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund.

    Certain statements herein constitute "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated, including the changing of regional and national economic conditions, changes in the real estate market, changes in levels of market interest rates, credit risks on lending activities, and competitive and regulatory factors. All forward-looking statements are necessarily speculative and undue reliance should not be placed on any such statements, which are accurate only as of the date made. The Company disclaims any duty to update such forward looking statements.

    CONTACT: Abington Bancorp, Inc.
             James K. Hunt, 781-682-6903